10028518

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 4 2010
BRANCH OF REGISTRATIONS AND
05 EXAMINATIONS

SEC Mail Processing Section
MAR Washington, DC 122

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
53550

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 AND ENDING 12/31/09
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pacific Advisory Group of America, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 South Flower Street, Suite 2350
(No. and Street)

Los Angeles (City) CA (State) 90071 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Masaru Tsuchiya (213)614-9400 ex.203
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Rd (Address) Los Angeles (City) CA (State) 90027 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/6

BB 3/11

OATH OR AFFIRMATION

I, Masaru Tsuchiya, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pacific Advisory Group of America, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Managing Director
Title

Notary Public

BERYL E. ARBIT
Commission # 1656743
Notary Public - California
Los Angeles County
My Comm. Expires May 5, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2009

PACIFIC ADVISORY GROUP OF AMERICA, LLC.

CONTENTS

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575

INDEPENDENT AUDITOR'S REPORT

To Member
Pacific Advisory Group of America, LLC
Los Angeles, California

I have audited the accompanying statement of financial condition of Pacific Advisory Group of America, LLC (the Company) as of December 31, 2009 and related statements of operations, changes in financial condition, and changes in member's equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2009 and the results of its operations, changes in financial condition and member's equity for the year then ended in conformity with accounting principles generally accepted in the United States.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
January 14, 2010

Pacific Advisory Group of America, LLC
Statement of Financial Condition
December 31, 2009

Assets

Cash - checking		$ 21,631
Total Assets		$ 21,631

Liabilities and Member's Equity

Liabilities		
Accrued expenses		$ 1,015
Due to member		319
Total Liabilities		1,334
Member's equity		
Paid-in capital	313,742	
Retained earnings (deficit)	(293,445)	20,297
Total liabilities and member's equity		$ 21,631

The accompanying notes are an integral part of these financial statements.

Pacific Advisory Group of America, LLC
Statement of Operations
For the Year Ended December 31, 2009

Revenues		
Consulting fees	$	140,000
Expense reimbursement		11,326
Interest income		19
Total Revenues		151,345
Expenses		
Auto expense		18,021
Dues and subscriptions		7,016
Commissions		79,864
Consulting		54,000
Employee benefit		2,805
Insurance - medical		6,952
Office		12,207
Payroll and related expenses		15,595
Professional fees		6,433
Rent		21,432
Taxes and licenses		819
Telephone		3,345
Travel and entertainment		29,330
All other		1,760
Total Expenses		259,579
Income (Loss) Before Tax Provision		(108,234)
Income tax provision		800
Net Income (Loss)	$	(109,034)

See Accompanying Notes to Financial Statements

Pacific Advisory Group of America, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2009

	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2008	$ 313,742	$ (184,411)	$ 129,331
Capital contribution			
Net Income (loss)		(109,034)	(109,034)
Balance, December 31, 2009	$ 313,742	$ (293,445)	$ 20,297

See Accompanying Notes to Financial Statements

Pacific Advisory Group of America, LLC
Statement of Changes in Financial Condition
For the Year Ended December 31, 2009

Cash Flows from operating activities:		
Net income (loss)	$	(109,034)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
(Increase) decrease in assets:		
Deposits		1,792
Increase (decrease) in liabilities:		
Other payable		(18,985)
Due to member		(56,785)
Net cash provided in operating activities		(183,012)
Cash Flows from Investing Activities:		0
Cash Flows from Financing Activities:		0
Net increase (decrease) in cash		(183,012)
Cash at beginning of year		204,643
Cash at end of year	$	21,631
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$	0
Income taxes	$	800

The accompanying notes are an integral part of these financial statements.

Pacific Advisory Group of America, LLC.
Notes to Financial Statements
December 31, 2009

NOTE 1 - NATURE OF BUSINESS

Pacific Advisory Group of America, LLC, (the Company was organized by M. Tsuchiya. The Company is operated as a partnership.

The Company provides merger and acquisition and other financial advisory services to clients primarily located in Japan and the United States on a fee basis only. All of the revenue arises from fees from three customers. As a nature of the Company's business and its size, the share amount the sources of revenue varies from year to year.

The Company has been approved by the National Association of Securities Dealers, Inc. ("NASD") on February 17, 2002. The NASD and NYSE Member Regulation consolidated in 2007 to form the Financial Industry Regulatory Agency ("FINRA"). The Company operates pursuant to the (k)(1) exemptive provision of the SEC Rule 15c3-3, pursuant to SEC Rule 17a-5(d)(3) and does not hold customer funds or securities. As a result, the Company is exempt from certain provisions and requirements of the Securities Exchange Commission.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A) Revenue Recognition - The Company recognizes revenue upon rendering of services. Receivables longer than one year are treated as deferred income.

B) Property, Equipment and Depreciation - Property and equipment are carried at cost. Depreciation is calculated on the straight-line method over estimated economic lives which are generally five years.

C) Use of Estimates - the preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

D) Income taxes – The Company with consent of its Member has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Member is taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes in included in these financial statements. The State of California has similar treatment, although there exists a provision for a gross receipts tax and a minimum Franchise Tax of $800.

NOTE 3 - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital ($5,000) as defined under such provisions. See page 8 for the computation of net capital.

NOTE 4 - COMMITMENTS AND CONTINGENCIES

The Company rents its facilities in the County of Los Angeles on a month to month basis.

NOTE 5 - INCOME TAXES

The Company is subject to a limited liability company gross receipts tax, with a minimum provision of $800. For the year ended December 31, 2009, the Company recorded the minimum liability company income tax of $800.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company recorded as expense $79,864 in commissions paid to Mr. Tsuchiya the sole owner. At the end of the year, the Company owes Mr. Tsuchiya $320.

NOTE 7 –SIPC SUPPLEMENTARY REPORT REQUIREMENT

During the year ended December 31, 2009, SIPC raised its member's assessment to 0.0025 of each member's securities business total revenue. The Company is not required to complete the SIPC Supplementary Report under SEA Rule 17a-5(e) (4) as during the period April 30, 2009 through December 31, 2009 it has total revenue of less than $500,000.

Pacific Advisory Group of America, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2009

Computation of net capital	
Member's equity	$ 20,297
Nonallowable assets	0
Net capital	$ 20,297
Computation of net capital requirements	
Minimum net aggregate indebtedness - 6-2/3% of net aggregate indebtedness	$ 89
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above)	5,000
Excess net capital	15,297
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	20,164
Computation of Aggregate Indebtedness	
Total liabilities	1,334
Percentage of aggregate indebtedness to net capital	7%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital per Company's Computation	$ 21,311
Variance -	
Accrued expenses	(1,015)
Rounding	1
Net Capital per Audited Report	$ 20,297

The accompanying notes are an integral part of these financial statements.

Pacific Advisory Group of America, LLC
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2009

A computation of reserve requirement is not applicable to Pacific Advisory Group of America, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Pacific Advisory Group of America, LLC
Schedule III – Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3
As of December 31, 2009

Information relating to possession or control requirements is not applicable to Pacific Advisory Group of America, LLC as the Company qualifies for exemption under Rule 15c3-3 ((k) (2) (i).

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

PART II
Report of Independent Accountant
on Internal Accounting Control Required by SEC Rule 17a-5

To Member
Pacific Advisory Group of America, LLC.
Los Angeles, California

In planning and performing my audit of the financial statements and supplemental schedules of Pacific Advisory Group of America, LLC. (the Company) for the year ended December 31, 2009, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To Member
Pacific Advisory Group of America, LLC.
Los Angeles, California

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate on December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
January 14, 2010